Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank (“TD” or the “Bank”)

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

2.	Date of Material Change

August 21, 2024

3.	News Release

Attached as Schedule “A” is a new release announcing the material change, which was disseminated on August 21, 2024, through Cision and subsequently filed on SEDAR+.

4.	Summary of Material Change

On August 21, 2024, TD announced that the Bank continues to actively pursue a global resolution of the civil and criminal investigations into its U.S. Bank Secrecy Act (BSA)/anti-money laundering (AML) program by its U.S. prudential regulators, the Financial Crimes Enforcement Network (FinCEN) and the U.S. Department of Justice (DOJ). In anticipation of a global resolution, which will include monetary and non-monetary penalties, the Bank has taken a further provision of US$2.6 billion in its third quarter financial results to reflect the Bank’s current estimate of the total fines related to these matters. The Bank expects that a global resolution will be finalized by calendar year end.

5.	Full Description of Material Change

On August 21, 2024, TD announced that the Bank continues to actively pursue a global resolution of the civil and criminal investigations into its U.S. Bank Secrecy Act (BSA)/anti-money laundering (AML) program by its U.S. prudential regulators, the Financial Crimes Enforcement Network (FinCEN) and the U.S. Department of Justice (DOJ). In anticipation of a global resolution, which will include monetary and non-monetary penalties, the Bank has taken a further provision of US$2.6 billion in its third quarter financial results to reflect the Bank’s current estimate of the total fines related to these matters. The Bank expects that a global resolution will be finalized by calendar year end.

TD also announced that it has sold 40,500,000 shares of common stock of Schwab. The share sale will reduce TD’s ownership interest in Schwab from 12.3% to 10.1%. In connection with this sale, TD has agreed not to sell any additional Schwab shares for a period of 45 days, subject to certain exceptions. TD has no current intention to divest additional shares.

After giving effect to this provision, TD’s Common Equity Tier 1 (“CET1”) ratio will be 12.8% as of July 31, 2024. In TD’s fourth fiscal quarter, the provision will have a further negative impact of 35 bps on its CET1 ratio from the increase in operational risk. Also in the fourth fiscal quarter, the Schwab share sale will increase TD’s CET1 ratio by 54 bps.

Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Brooke Hales, Head of Investor Relations, brooke.hales@td.com, 416-307-8647.

9.	Date of Report

August 22, 2024

Schedule A

TD Bank Provides Update on U.S. AML Matters

•	Global Resolution Anticipated by Calendar Year End; Continues to Strengthen U.S. AML Program

•	TD Has Taken Provision of US$2.6 Billion; Will be partially offset by Schwab Share Sale

•	Maintains Strong Balance Sheet and Capital Ratios

TORONTO and NEW YORK, Aug. 21, 2024 /CNW/ - TD Bank Group (“TD” or the “Bank”) (TSX: TD) (NYSE: TD) today announced that the Bank continues to actively pursue a global resolution of the civil and criminal investigations into its U.S. Bank Secrecy Act (BSA)/anti-money laundering (AML) program by its U.S. prudential regulators, the Financial Crimes Enforcement Network (FinCEN) and the U.S. Department of Justice (DOJ). In anticipation of a global resolution, which will include monetary and non-monetary penalties, the Bank has taken a further provision of US$2.6 billion in its third quarter financial results to reflect the Bank’s current estimate of the total fines related to these matters. The Bank expects that a global resolution will be finalized by calendar year end.

TD also announced today that it has sold 40,500,000 shares of common stock of The Charles Schwab Corporation (“Schwab”). The share sale will reduce TD’s ownership interest in Schwab from 12.3% to 10.1%. In connection with this sale, TD has agreed not to sell any additional Schwab shares for a period of 45 days, subject to certain exceptions. TD has no current intention to divest additional shares.

After giving effect to this provision, TD’s Common Equity Tier 1 (“CET1”) ratio will be 12.8% as of July 31, 2024. In TD’s fourth fiscal quarter, the provision will have a further negative impact of 35 bps on its CET1 ratio from the increase in operational risk. Also in the fourth fiscal quarter, the Schwab share sale will increase TD’s CET1 ratio by 54 bps.

“We recognize the seriousness of our U.S. AML program deficiencies and the work required to meet our obligations and responsibilities is of paramount importance to me, our senior leaders, and our Boards,” said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group.

“Our remediation program is well underway. TD has strengthened its U.S. AML program with the addition of globally recognized leaders and talent from across the industry, including experts from regulatory agencies, law enforcement and government. The Bank is also making important investments in data and technology, training, and process design. We are building stronger foundations for our U.S. business, where 30,000 colleagues proudly serve more than 10 million Americans from Maine to Florida,” added Masrani.

“TD continues to work constructively with our regulators and law enforcement towards resolution of our U.S. AML matters and looks forward to bringing additional clarity to our shareholders, clients and other stakeholders,” concluded Masrani.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s 2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate change); exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth

Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on April 30, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Investor Relations: Brooke Hales, Head of Investor Relations, brooke.hales@td.com, 416-307-8647; Media Relations: Elizabeth Goldenshtein, Senior Manager, Corporate and Public Affairs, elizabeth.goldenshtein@td.com, 416-994-4124